Exhibit 99.1

Ku6 Media Reports Unaudited Financial Results

For the Second Quarter of Fiscal Year 2015

BEIJING, China, September 18, 2015 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” NASDAQ: KUTV), a leading internet video company focused on User Generated Content (“UGC”) in China, today announced unaudited financial results for the second quarter of fiscal year 2015, ended June 30, 2015.

Second Quarter 2015 Highlights (1)

•                      The Company generated substantially all of its revenues from online advertising, primarily through an advertising agency agreement with Huzhong Advertising (Shanghai) Ltd. (“Huzhong”), a third party, pursuant to which Huzhong acted as the Company’s exclusive advertising agency for standard media resources and as its non-exclusive advertising agent for highly interactive advertising resources.

•                      Total revenues were US$2.38 million (RMB14.80 million) in the second quarter of 2015, as compared to total revenues of US$2.35 million in the first quarter of 2015 and US$0.70 million in the second quarter of 2014.

•                      Net loss was US$0.67 million (RMB4.12 million), as compared to a net loss of US$0.83 million in the first quarter of 2015 and US$5.34 million in the second quarter of 2014.

•                      Basic and diluted loss per ADS was US$0.01 (RMB0.09) in the second quarter of 2015, as compared to US$0.02 in the first quarter of 2015 and US$0.11 in the second quarter of 2014.

•                      Cash and cash equivalents were US$8.18 million (RMB50.70 million) as of June 30, 2015.

•                      Net cash provided by operating activities was US$0.78 million (RMB4.78 million) in the second quarter of 2015, as compared to net cash used in operating activities of US$1.92 million in the first quarter of 2015 and net cash used in operating activities of US$6.27 million in the second quarter of 2014.

•                      During the second quarter of 2015, Shanda Interactive Entertainment Limited, via its affiliates, reassumed the role of the major shareholder of the Company via a share re-acquisition transaction involving Mr. Xudong Xu, a former significant shareholder and former CEO of the Company.  See “Recent Business Developments” of this news release.

(1)         The reporting currency of the Company is the United States dollar (“U.S. dollar”), but solely for the convenience of the reader, the amounts of Renminbi (“RMB”) presented throughout the release were calculated at the rate of US$1.00=RMB6.2000, representing the noon buying rate as of June 30, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. This convenience translation is not intended to imply that the U.S. dollar amounts could have been, or could be, converted, realized or settled into RMB at that rate on June 30, 2015, or at any other rate.

“It’s my pleasure to announce Ku6’s earning release for the second quarter of 2015”, Mr. Feng Gao, Chief Executive Officer of Ku6 Media, commented. “In the second quarter of 2015, Ku6 Media generated revenues stably and successfully lowered down loss as compared to last quarter. On the based of maintaining stable revenues and low operation costs of current business, we have expanded our business to video social communication and related field since the second half of 2015. We expect that the new business will bring opportunities for revenue growth in the future”.

Second quarter 2015 Financial Results

Total revenues were US$2.38 million (RMB14.80 million) in the second quarter of 2015, representing an increase of 1.5% from US$2.35 million in the first quarter of 2015 and an increase of 242.6% from US$0.70 million in the second quarter of 2014.

The significant increase in revenue as compared to the second quarter 2014 was mainly attributable to: (a) before August 29, 2014, Shanghai Shengyue Advertising Ltd (“Shengyue”) acted as the exclusive advertising agent for our major media resources, and the billing rate with Shengyue was much lower than the rate with our current advertising agent Huzhong; (b) the billing volume with Shengyue in second quarter of 2014 was also much lower than the volume with Huzhong in the second quarter of 2015.

Cost of revenues was US$2.17 million (RMB13.43 million) in the second quarter of 2015, representing an increase of 5.6% from US$2.05 million in the first quarter of 2015 and a decrease of 35.0% from US$3.33 million in the second quarter of 2014.

The decrease in cost of revenues as compared to the second quarter of 2014 was primarily due to (a) a decrease in bandwidth costs by US$0.33 million as we optimized bandwidth efficiency in 2015; (b) a decrease of staff costs by US$0.81 million as a result of a headcount reduction plan, which has started since April 2014 and was largely completed by June 2014.

Gross profit was US$0.22 million (RMB1.36 million) in the second quarter of 2015, as compared to gross profit of US$0.30 million in the first quarter of 2015 and gross loss of US$2.64 million in the second quarter of 2014.

Operating expenses were US$1.06 million (RMB6.55 million) in the second quarter of 2015, as compared to US$1.13 million in the first quarter of 2015, representing a decrease of 6.4%. Operating expenses reflected a decrease of 65.1% from US$3.03 million in the second quarter of 2014.

The decrease in operating expenses as compared to the second quarter of 2014 was mainly attributable to (a) a significant decrease of staff costs by US$0.93 million as a result of the headcount reduction plan referred to above and (b) US$0.93 million of bad debt expenses incurred in the second quarter of 2014.

Operating loss was US$0.84 million (RMB5.19 million) in the second quarter of 2015, as compared to operating loss of US$0.83 million in the first quarter of 2015 and US$5.66 million in the second quarter of 2014.

Net loss was US$0.67 million (RMB4.12 million) in the second quarter of 2015, as compared to US$0.83 million in the first quarter of 2015 and US$5.34 million in the second quarter of 2014.

Net loss per basic and diluted ADS was US$0.01 (RMB0.09) in the second quarter of 2015, as compared to US$0.02 in the first quarter of 2015 and US$0.11 in the second quarter of 2014. Weighted average ADSs used to calculate basic and diluted net loss per ADS were 47.6 million in the second quarter of 2015, 47.6 million in the first quarter of 2015 and 47.3 million in the second quarter of 2014.

As of June 30, 2015, the Company had US$8.18 million (RMB50.70 million) in cash and cash equivalents, compared to US$4.38 million as of December 31, 2014. The increase was primarily attributable to a loan of US$4.84 million extended from Mr. Xudong Xu, our previous significant shareholder, in March 2015. The US$4.84 million loan was assumed by Shanda Computer (Shanghai) Co., Ltd (“Shanda Computer”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited, on May 12, 2015 following our change of ownership (see “Recent Business Developments”).

Liquidity and Going Concern

Substantial doubt exists as to the Company’s ability to continue as a going concern, primarily due to (a) uncertainties associated with the amount of and growth in revenues from (i) an advertising agency agreement with Huzhong, the Company’s new third party advertising agent since late August 2014, (ii) the amount of and growth in revenues from other sources; and (b) uncertainties as to the availability and timing of additional financing with terms acceptable to the Company.

The unaudited consolidated financial statements included in this news release do not include any adjustments that might result from the outcome of these uncertainties and were prepared on the basis of a going concern which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

Recent Business Developments

Share Re-Acquisition Transaction between Shanda and Mr. Xudong Xu

On May 11, 2015, the Company’s then significant shareholder, Mr. Xudong Xu, signed and consummated a share purchase agreement with Shanda Media Group Limited (“Shanda Media”), a wholly owned subsidiary of Shanda Interactive Entertainment Limited, to sell 1,938,360,784 ordinary shares of the Company (amounting to approximately 40.7% of the Company’s issued and outstanding share capital) to Shanda Media (the “Share Re-Acquisition Transaction”). In exchange for the shares re-acquired by Shanda Media from Mr. Xu, Shanda Media released Mr. Xu from a promissory note originally entered into on April 3, 2014, pursuant to which Mr. Xu had agreed to pay Shanda Media US$47,350,831.05 in exchange for the original acquisition of the shares. For further information on the original share purchase transaction in which Mr. Xu had acquired the shares, please refer to the Company’s press release dated April 1, 2014. Subsequent to the consummation of the Share Re-Acquisition Transaction, Shanda Media held approximately 70.0% of the Company’s shares and became the controlling shareholder of the Company; contemporaneously, Mr. Xu ceased to be a shareholder and no longer holds any of the Company’s shares.

Shareholder Loan

On February 2, 2015, the Company entered into a loan agreement with Mr. Xudong Xu, pursuant to which Mr. Xu agreed to provide a loan of RMB30.0 million (US$4.84 million) to the Company within 20 business days from the date thereof. The term of the loan is one year, and the loan bears interest at a rate of 6.5% per annum. The Company received RMB30.0 million from Mr. Xu on March 4, 2015 and the Company recorded the shareholder’s loan as a related party loan on March 31, 2015.

After the closing of the Share Re-Acquisition Transaction, Mr. Xu transferred all of the rights and obligations relating to the shareholder’s loan to Shanda Computer on May 12, 2015 in exchange for a payment of RMB 30.3 million, making Shanda Computer the counterparty to the related party loan. The terms of and the rate associated with the loan were not changed.

Advertising Agency Agreement with Huzhong

On August 29, 2014, the Company entered into an advertising agency agreement with Huzhong, pursuant to which Huzhong has agreed to act as the Company’s exclusive advertising agent for standard media resources and as its non-exclusive advertising agency for highly interactive advertising resources. According to the agreement, the Company has agreed to guarantee a certain amount of web traffic per day for its webpage on which Huzhong posts advertisements. In return, Huzhong guarantees to the Company a minimum amount of advertising revenues per day. The minimum guarantee amount under this agreement is higher than that under the agency agreement with Shengyue (the Company’s previous advertising agent for a number of years) terminated on August 28, 2014. If the Company fails to meet the web traffic target, the minimum amount guaranteed by Huzhong will be adjusted downward proportionally. Huzhong will prepay 50% of the minimum guaranteed amounts with the Company prior to the beginning of each month, and the balance will be settled monthly. The advertising agency agreement started on August 29, 2014 and will expire on December 31, 2017.

The revenue from Huzhong was US$2.18 million in the second quarter of 2015, as compared US$2.24 million in the first quarter of 2015.

New Business on Video Social Communication

On the base of maintaining stable revenue of current business, we started to expand our business to explore opportunities for revenue growth. In July, 2015, we entered into a cooperation agreement with Beijing Kaitexiu Culture & Art Co., Ltd. and Beijing Jingying TM Performing Arts and Culture Media Co.,Ltd., pursuant to which the parties set up a media company, Beijing Modo Media Co., Ltd. (“Beijing Modo”). We have 30% equity interest in Beijing Modo. Beijing Modo will focus on video social communication business. In addition, in August 2015, we also entered into a cooperation agreement with Beijing Modo, according to which we will share a certain percentage of its revenue as compensation for traffic promotion provided by us.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China focused on User Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing service, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the ability of the Company to consistently derive revenues from its renewed agreement with Huzhong; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

For further information, please contact:

Ms. Wendy Xuan

Investor Relations Manager
Telephone +86 10 5758 6819
ir@ku6.com

Ku6 Media Co., Ltd.

Consolidated Balance Sheets

	December 31,	June 30,	June 30,
(Amounts in thousands,	2014	2015	2015
except for number of shares)	US$	US$	RMB
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	4,380	8,178	50,701
Accounts receivable, net	114	171	1,059
Accounts receivable due from related parties	1	1	6
Prepaid expenses and other current assets	490	454	2,815
Other receivables due from related parties	3	3	18
Total current assets	4,988	8,807	54,599
Non-current assets:
Property and equipment, net	294	106	655
Deposits and other non-current assets	348	—	—
TOTAL ASSETS	5,630	8,913	55,254

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	3,076	3,516	21,797
Accounts payable due to related parties	710	620	3,841
Accrued expenses and other current liabilities	5,980	5,254	32,575
Related party loan payable	—	4,839	30,000
Other payables due to related parties	—	104	645
Total liabilities	9,766	14,333	88,858

Shareholders’ deficit:
Ordinary shares (US$0.00005 par value; 12,000,000,000 shares authorized; 4,763,360,860 and 4,771,610,860 shares issued and outstanding as of December 31, 2014 and June 30, 2015, respectively)	238	239	1,479
Additional paid-in capital	184,538	184,758	1,145,504
Accumulated deficit	(187,096)	(188,590)	(1,169,262)
Accumulated other comprehensive loss	(1,816)	(1,827)	(11,325)
Total shareholders’ deficit	(4,136)	(5,420)	(33,604)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	5,630	8,913	55,254

Ku6 Media Co., Ltd.

Consolidated Statements of Operations

	For the Three Months Ended								For the Six Months Ended
(Amounts in thousands, except for number of shares and ADS	June 30, 2014		March 31, 2015		June 30, 2015		June 30, 2015		June 30, 2014		June 30, 2015		June 30, 2015
and per share and per ADS data)	US$		US$		US$		RMB		US$		US$		RMB
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Revenues:
Third parties	696		2,348		2,384		14,795		798		4,732		29,351
Related parties	—		—		—		—		2,704		—		—
Total revenues	696		2,348		2,384		14,795		3,502		4,732		29,351

Cost of revenues:
Third parties	3,100		1,836		1,937		12,018		6,812		3,772		23,395
Related parties	231		214		228		1,413		460		442		2,743
Total cost of revenues	3,331		2,050		2,165		13,431		7,272		4,214		26,138

Gross profit / (loss)	(2,635)		298		219		1,364		(3,770)		518		3,213

Operating expenses:
Product development	479		—		—		—		1,359		—		—
Sales and marketing	168		192		272		1,686		622		464		2,876
General and administrative	2,381		935		784		4,864		4,632		1,719		10,664
Total operating expenses	3,028		1,127		1,056		6,550		6,613		2,183		13,540

Operating loss	(5,663)		(829)		(837)		(5,186)		(10,383)		(1,665)		(10,327)

Interest income	24		14		61		380		29		75		469
Other income	295		12		189		1,162		597		201		1,234
Interest expense due to related party	—		(26)		(78)		(482)		—		(104)		(644)
Loss before income tax benefit	(5,344)		(829)		(665)		(4,126)		(9,757)		(1,493)		(9,268)

Income tax benefit	—		—		—		—		—		—		—

Net loss	(5,344)		(829)		(665)		(4,126)		(9,757)		(1,493)		(9,268)

Loss per share - basic and diluted
Net loss	US$	(0.00)	US$	(0.00)	US$	(0.00)	RMB	(0.00)	US$	(0.00)	US$	(0.00)	RMB	(0.00)
Weighted average shares used in per share calculation — basic/diluted	4,734,016,675		4,763,360,860		4,764,014,706		4,764,014,706		4,732,341,822		4,763,689,589		4,763,689,589

Loss per ADS - basic and diluted
Net loss	US$	(0.11)	US$	(0.02)	US$	(0.01)	RMB	(0.09)	US$	(0.21)	US$	(0.03)	RMB	(0.19)
Weighted average ADSs used in per ADS calculation — basic/diluted	47,340,167		47,633,609		47,640,147		47,640,147		47,323,418		47,636,896		47,636,896

Ku6 Media Co., Ltd.

Consolidated Statements of Cash Flows

	For the Three Months Ended				For the Six Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015
(Amounts in thousands)	US$	US$	US$	RMB	US$	US$	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(5,344)	(829)	(665)	(4,126)	(9,757)	(1,493)	(9,268)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation expenses	48	76	59	366	288	135	839
Depreciation and amortization	289	112	107	663	594	219	1,355
Bad debt provision	931	—	—	—	931	—	—
Gain on derecognition of aged operating liabilities	(106)	(14)	—	—	(198)	(14)	(86)
Exchange losses (gains)	(11)	(29)	3	29	43	(26)	(178)
Gain on disposal of property and equipment	—	(71)	(19)	(115)	—	(90)	(552)
Changes in assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	(923)	(195)	138	857	(896)	(57)	(353)
Prepaid expenses and other current assets	66	99	9	56	86	108	672
Amount due from related parties	1,387	—	—	—	6,334	—	—
Deposits and other non-current assets	(18)	—	348	2,159	(18)	348	2,159
Accounts payable	(854)	(143)	585	3,628	(295)	442	2,744
Accrued expenses and other current liabilities	(1,965)	(821)	130	804	(1,251)	(691)	(4,283)
Amount due to related parties	234	(101)	89	550	374	(12)	(78)
Net cash provided by (used in) operating activities	(6,266)	(1,916)	784	4,871	(3,765)	(1,131)	(7,029)
Cash flows from investing activities:
Purchases of property and equipment	—	—	(13)	(79)	(192)	(13)	(79)
Proceeds from disposal of property and equipment	—	71	19	115	—	90	552
Loan repayments from related parties controlled by Shanda	—	—	—	—	484	—	—
Net cash provided by investing activities	—	71	6	36	292	77	473
Cash flows from financing activities:
Proceeds from exercise of stock options	262	—	13	80	262	13	80
Borrowings from former shareholder	—	4,839	—	—	—	4,839	30,000
Borrowings from related parties controlled by Shanda	5,797	—	—	—	5,797	—	—
Net cash provided by (used in) financing activities	6,059	4,839	13	80	6,059	4,852	30,080
Effect of exchange rate changes on cash and cash equivalents	(1)	2	(1)	(13)	(17)	—	(3)
Net increase (decrease) in cash and cash equivalents	(208)	2,996	802	4,974	2,569	3,798	23,521
Cash and cash equivalents, beginning of period	4,448	4,380	7,376	45,727	1,671	4,380	27,180
Cash and cash equivalents, end of period	4,240	7,376	8,178	50,701	4,240	8,178	50,701